ACME ELECTRIC CORPORATION
NEWS RELEASE
ANNOUNCES FIRST QUARTER RESULTS


FOR IMMEDIATE RELEASE


          ACME ELECTRIC CORPORATION REPORTS FIRST QUARTER RESULTS


     EAST AURORA, N.Y., October 31, 1996 -- Acme Electric Corporation (NYSE: ACE) reported that the thirteen-week period ending September 27, 1996, resulted in sales of $23,223,000 and net income of $6,000, compared to sales of $25,931,000 and net income of $333,000 for the comparable period of last year.
     Robert J. McKenna, Chairman and CEO, stated that, "Profits were depressed due to continued losses in our Aerospace Division, lost production in our Power Distribution Products Division caused by Hurricane Fran, and a temporary lull in sales between major programs in our Electronics Division. New orders remain strong at the Power Distribution Products Division due to improved service levels from Demand Flow Technology (DFT) initiatives, and expansion efforts in Latin America added thirty-two new distributors."
     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, and military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C., and Tempe, Ariz.
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ACME ELECTRIC CORPORATION

Comparative Analysis
(in thousands, except per share data)


                                            For the 13 Weeks Ended
                                            ----------------------
                                            09/27/96       09/29/95
                                            --------       --------
Net Sales                                    $23,223        $25,931

Net Income                                         6            333

Net Income Per Common Share                     $.00           $.07

Weighted Number of Shares
  Outstanding Used to Compute
  Income (Loss) Per Common Share           4,957,548      4,961,196

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